UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File No. 001-40387

THE LION ELECTRIC COMPANY
(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2022
99.2	Condensed Interim Consolidated Financial Statements for thee three months ended March 31, 2022
99.3	First Quarter Earnings Release Dated May 3, 2022
99.4	Certification of Interim Filing — CEO
99.5	Certification of Interim Filing — CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY
Date: May 3, 2022	By:	/s/ Nicolas Brunet
	Name:	Nicolas Brunet
	Title:	Executive Vice President & Chief Financial Officer